EXHIBIT 99.1

Index to Financial Statements

Page (s)
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:
Balance Sheets - December 31, 2008 and 2007	F-3

Statements of Income for the Years Ended December 31, 2008 and 2007	F-4

Statements of Stockholders’ Equity for the Years Ended December 31, 2008 and 2007	F-5

Statements of Cash Flows for the Years Ended December 31, 2008 and 2007	F-6

Notes to Financial Statements	F-7 to F-20

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Digital Ally, Inc.

We have audited the balance sheets of Digital Ally, Inc. as of December 31, 2008 and 2007, and the related statements of income and stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Ally, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

 We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Digital Ally, Inc.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009, expressed an unqualified opinion on the internal control over financial reporting.

March 9, 2009 Kansas City, Missouri

DIGITAL ALLY, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$1,205,947	$4,255,039
Accounts receivable-trade, less allowance for doubtful accounts of $90,000 - 2008 and $28,224 – 2007	6,242,306	523,011
Accounts receivable-other	414,176	211,687
Inventories	8,359,961	2,964,098
Prepaid income taxes	85,943	—
Prepaid expenses	217,916	232,901
Deferred taxes	1,345,000	795,000
Total current assets	17,871,249	8,981,736
Furniture, fixtures and equipment	2,471,205	1,180,318
Less accumulated depreciation and amortization	738,554	301,632
	1,732,651	878,686
Deferred taxes	975,000	980,000
Intangible assets, net	365,643	—
Other assets	149,066	65,007
Total assets	$21,093,609	$10,905,429

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,791,565	$1,008,831
Accrued expenses	1,053,624	507,695
Income taxes payable	—	26,000
Customer deposits	84,039	243,171
Total current liabilities	3,929,228	1,785,697
Unearned income	—	3,864
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value; 75,000,000 shares authorized; Shares issued and outstanding: 15,926,077 – 2008 and 14,092,260 – 2007	15,926	14,092
Additional paid in capital	18,428,292	12,110,890
Treasury stock, at cost (210,360 shares)	(1,624,353)	—
Retained earnings (deficit)	344,516	(3,009,114)
Total stockholders’ equity	17,164,381	9,115,868
Total liabilities and stockholders’ equity	$21,093,609	$10,905,429

See Notes to Financial Statements.

DIGITAL ALLY, INC.
STATEMENTS OF INCOME
YEARS ENDED
DECEMBER 31, 2008 AND 2007

	Years Ended
	December 31, 2008	December 31, 2007
Revenue	$32,625,477	$19,391,082
Cost of sales	12,980,683	7,649,930
Gross profit	19,644,794	11,741,152
Operating expenses	14,544,759	8,875,915
Operating income	5,100,035	2,865,237
Other income (expense):
Interest income	78,595	34,609
Interest expense	—	(28,006)
Other, net	—	(11,506)
	78,595	(4,903)
Income before income tax (provision) benefit	5,178,630	2,860,334
Income tax (provision) benefit	(1,825,000)	1,663,000
Net income	$3,353,630	$4,523,334

Net income per share information:
Basic	$0.22	$0.33
Diluted	$0.19	$0.28

Weighted average shares outstanding:
Basic	15,319,257	13,742,070
Diluted	17,509,091	16,163,337

See Notes to Financial Statements.

DIGITAL ALLY, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares	Amount	Additional Paid In Capital	Treasury stock	Retained earnings (deficit)	Total
Balance, January 1, 2007	13,309,027	$13,309	$9,436,766	$—	$(7,532,448)	$1,917,627

Stock-based compensation	—	—	1,696,959	—	—	1,696,959

Excess tax benefits related to stock-based compensation	—	—	12,000	—	—	12,000

Stock options exercised at $1.20 per share	75,000	75	89,925	—	—	90,000

Stock options exercised at $2.50 per share	25,000	25	62,475	—	—	62,500

Stock options exercised at $2.15 per share	2,500	2	5,373	—	—	5,375

Stock options exercised at $1.60 per share	4,233	4	6,769	—	—	6,773

Stock warrants exercised at $2.75 per share	40,000	40	109,960	—	—	110,000

Stock warrants exercised at $1.20 per share	86,500	87	103,713	—	—	103,800

Shares issued for consulting services at $1.75 per share in lieu of cash compensation	50,000	50	87,450	—	—	87,500

Shares issued for conversion of note payable to stock, at $1.00 per share	500,000	500	499,500	—	—	500,000

Net income	—	—	—		4,523,334	4,523,334

Balance, December 31, 2007	14,092,260	14,092	12,110,890	—	(3,009,114)	9,115,868

Stock-based compensation	—	—	1,599,264	—	—	1,599,264

Excess tax benefits related to stock-based compensation	—	—	2,345,000	—	—	2,345,000

Stock options exercised at $1.00 per share	800,834	801	800,033	—	—	800,834

Stock warrants exercised at $1.20 per share	383,500	383	459,817	—	—	460,200

Stock options exercised at $1.60 per share	165,794	166	265,105	—	—	265,271

Stock options exercised at $2.15 per share	230,079	230	494,440	—	—	494,670

Stock options exercised at $2.30 per share	50,000	50	114,950	—	—	115,000

Stock options exercised at $2.50 per share	25,000	25	62,475	—	—	62,500

Stock options exercised at $2.65 per share	40,000	40	105,960	—	—	106,000

Stock warrants exercised at $2.75 per share	199,750	200	549,113	—	—	549,313

Stock options exercised at $4.05 per share	15,000	15	60,735	—	—	60,750

Common stock surrendered as consideration for exercise of stock options	(76,140)	(76)	(539,490)	—	—	(539,566)

Purchase of 210,360 common shares for treasury	—	—	—	(1,624,353)	—	(1,624,353)

Net income	—	—	—	—	3,353,630	3,353,630

Balance, December 31, 2008	15,926,077	$15,926	$18,428,292	$(1,624,353)	$344,516	$17,164,381

See Notes to Financial Statements.

DIGITAL ALLY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Years Ended
	December 31, 2008	December 31, 2007
Cash Flows From Operating Activities:
Net income	$3,353,630	$4,523,334
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation and amortization	455,255	192,033
Stock based compensation	1,599,264	1,696,959
Common stock issued in lieu of cash compensation	—	87,500
Reserve for inventory obsolescence	332,793	196,328
Reserve for bad debt allowance	61,776	28,224
Deferred tax benefit	(545,000)	(1,775,000)

Change in assets and liabilities:
(Increase) decrease in:
Accounts receivable - trade	(5,781,071)	426,591
Accounts receivable - other	(202,489)	14,029
Inventories	(5,728,656)	(1,634,204)
Prepaid income taxes	(85,943)	—
Prepaid expenses	14,985	189,378
Other assets	(84,059)	(5,702)
Increase (decrease) in:
Accounts payable	1,782,734	356,929
Accrued expenses	545,929	327,122
Income taxes payable	(26,000)	26,000
Customer deposits	(159,132)	222,272
Unearned income	(3,864)	(1,384)
Net cash provided by (used in) operating activities	(4,469,848)	4,870,409

Cash Flows from Investing Activities:
Purchases of furniture, fixtures and equipment	(1,290,887)	(562,978)
Additions to intangible assets	(383,976)	—
Net cash (used in) investing activities	(1,674,863)	(562,978)

Cash Flows from Financing Activities:
Net repayments on line of credit	—	(500,000)
Proceeds from exercise of stock options and warrants	2,374,972	378,448
Excess tax benefits related to stock-based compensation	2,345,000	12,000
Purchase of common shares for treasury	(1,624,353)	—
Net cash provided by (used in) financing activities	3,095,619	(109,552)
Increase (decrease) in cash and cash equivalents	(3,049,092)	4,197,879
Cash and cash equivalents, beginning of period	4,255,039	57,160
Cash and cash equivalents, end of period	$1,205,947	$4,255,039

Supplemental disclosures of cash flow information:
Cash payments for interest	$—	$28,006
Cash payments for income taxes	$136,943	$74,000

Supplemental disclosures of non-cash investing and financing activities: Common stock issued for settlements of note payable	$—	$500,000
Common stock surrendered as consideration for exercise of stock options	$539,566	$—

See Notes to Financial Statements.

Digital Ally, Inc.
Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Digital Ally, Inc. produces digital video imaging, audio recording and related storage products for use in law enforcement and security applications.  Our current products are an in-car digital video/audio recorder contained in a rear-view mirror and a digital video/audio recorder contained in a flashlight.  The Company has the ability to integrate electronic, radio, computer, mechanical, and multi-media technologies to create unique solutions to customers’ requests in a variety of other industries and markets including mass transit, school bus, taxi cab and the military.

The Company was originally incorporated in Nevada on December 13, 2000 as Vegas Petra, Inc and had no operations until 2004.  On November 30, 2004 the Company entered into a Plan of Merger with Digital Ally, Inc. at which time the merged entity was renamed Digital Ally, Inc.  Since inception through early 2006, the Company was considered a development stage company, with its activities focused on organizational activities, including design and development of product lines, implementing a business plan, establishing sales channels, and development of business strategies.  In late March 2006, the Company shipped its first completed product, and became an operating company for financial accounting and reporting purposes.

The following is a summary of the Company’s Significant Accounting Policies:

Fair Value of Financial Instruments:

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and line of credit approximate fair value because of the short-term nature of these items.

Revenue Recognition:

Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser, payment terms are fixed or determinable and payment is reasonably assured.  Sales taxes collected on products sold are excluded from revenues and are reported as an accrued expense in the accompanying balance sheet until payments are remitted to the taxing authorities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include funds on hand, in bank and short-term investments with original maturities of 90 days or less.  Included in the Company’s cash and cash equivalent balances as of December 31, 2008 are short-term investments in repurchase agreements with its bank of approximately $1,190,000, which is collateralized 105% by the pledge of government agency securities.

Accounts Receivable:

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a weekly basis.  The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty (30) days beyond terms.  No interest is charged on overdue trade receivables.

Inventories:

Inventories consist of electronic parts, circuitry boards, camera parts and ancillary parts (collectively “components”), work-in-process and finished goods, and are carried at the lower of cost (First in, First out Method) or market value.  The Company determines the estimate for the reserve for slow moving or obsolete inventories by regularly evaluating individual inventory levels, projected sales and current economic conditions.

Furniture, fixtures and equipment:

Furniture, fixtures and equipment is stated at cost net of accumulated depreciation.  Additions and improvements are capitalized while ordinary maintenance and repair expenditures are charged to expense as incurred.  Depreciation is recorded by the straight-line method over the estimated useful life of the equipment, which ranges from 3 to 10 years.  Leasehold improvements are capitalized and amortized over the lesser of the useful life of the improvements or the remaining term of the lease.

Intangible assets:

Intangible assets include deferred patent costs and license agreements.  Legal expenses incurred in preparation of patent application have been deferred and will be amortized over the useful life of granted patents. Costs incurred in preparation of applications that are not granted will be charged to expense at that time.  The Company has entered into several sublicense agreement whereby we have been assigned the exclusive rights to certain licensed materials used in our products.  These sublicense agreements generally require upfront payments to obtain the exclusive rights to such material.  The Company capitalizes the upfront payments as intangible assets and amortizes such costs over their estimated useful life.

Long-Lived Assets:

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets may warrant revision or that the remaining balance of these assets may not be recoverable. In performing the review for recoverability, management estimates the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.  The amount of the impairment loss, if impairment exists, would be calculated based on the excess of the carrying amounts of the assets over their estimated fair value. No impairment losses were recorded in 2008 and 2007.

Warranties:

The Company’s products carry explicit product warranties that extend two years.  The Company records a provision for estimated warranty costs based upon historical warranty loss experience and periodically adjusts these provisions to reflect actual experience. Accrued warranty costs are included in accrued expenses.

Customer deposits:

The Company requires deposits in advance of shipment for certain customer sales orders; in particular when accepting orders from foreign customers.  Customer deposits are reflected as a current liability in the accompanying balance sheet.

Shipping and Handling Costs:

Shipping and handling costs for outbound sales orders totaled $145,673 and $74,670 for the years ended December 31, 2008 and 2007, respectively.  Such costs are included in cost of operating expenses in the Statements of Income.

Advertising Costs:

Advertising expense includes costs related to trade shows and conventions, promotional material and supplies and media costs.  Advertising costs are expensed in the year in which they are incurred.  The Company incurred total advertising expense of approximately $576,926 and $478,242 for the years ended December 31, 2008 and 2007, respectively.  Such costs are included in operating expenses in the Statements of Income.

Income Taxes:

Deferred taxes are provided for by the liability method wherein deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The Company adopted the provisions of FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, the Company had no changes in the carrying value of its tax assets or liabilities for any unrecognized tax benefits.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as income tax expense in the Statements of Income.  Interest expense aggregated $652 related to the underpayment of estimated taxes during the year ended December 31, 2008.  There have been no penalties in 2008 and no interest or penalties in 2007 recognized in the accompanying financial statements.

Research and Development Expenses:

The Company expenses all research and development costs as incurred.  Research and development expense incurred for the years ended December 31, 2008 and 2007, was approximately $3,127,143 and $1,518,914, respectively.

Stock-Based Compensation:

Prior to January 1, 2006 the Company accounted for its  stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Options” and related interpretative guidance (“APB 25”).   APB 25 generally did not require the recognition of stock-based compensation when options granted under stock-based compensation plans had exercise prices at least equal to or greater than the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”), using the modified prospective transition method. Under this transition method, stock-based compensation expense for 2006 and 2007 includes; (a) compensation expense for all stock-based compensation awards granted prior to January 1, 2006, but not yet vested as of January 1, 2006, based on the original provisions of SFAS No. 123, and (b) stock based compensation expense for all stock-based compensation granted after January 1, 2006 based on the grant-date fair value calculated in accordance with the provisions of SFAS No. 123R.  The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award.

The Company estimates the grant-date fair value of stock-based compensation using the Black-Scholes valuation model.  Assumptions used to estimate compensation expense are determined as follows:

•	Expected term is determined using the contractual term and vesting period of the award;

•
Expected volatility of award grants made in the Company’s plan is measured using the weighted average of historical daily changes in the market price of the Company’s common stock over the expected term of the award;

•	Expected dividend rate is determined based on expected dividends to be declared;

•	Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

•	Forfeitures are based on the history of cancellations of awards granted and management’s analysis of potential forfeitures.

The stock warrants issued to investors in 2006 are not accounted for under SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as the warrant agreements contain no provision for the Company to use any of its cash or other assets to settle the warrants.  The stock warrants are not considered derivatives under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) as the warrant agreements meet the scope exception in paragraph 11.a. of SFAS No. 133 as the stock warrants are indexed to the Company’s common stock and are classified in stockholder’s equity under Emerging Issues Task Force (EITF) 00-19 “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees.”

Income per share:

The Company accounts for income per share in accordance with SFAS No. 128, “Earnings per Share.”  Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented.  Diluted income per share reflects the potential dilution that could occur if outstanding stock options and warrants were exercised utilizing the treasury stock method.

Segments of business:

Management has determined that its operations are comprised of one reportable segment; the sale of portable digital video and audio recording devices. For the years ended December 31, 2008 and 2007, sales by geographic area were as follows:

	2008	2007
Sales by geographic area:
United States of America	$24,037,142	$13,640,040
Foreign	8,588,335	5,751,042
Total	$32,625,477	$19,391,082

Sales to customers outside of the United States are denominated in US dollars.  All Company assets are physically located within the United States.

NOTE 2. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable.  Sales are typically made on credit and the Company generally does not require collateral.  The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for estimated losses.  Uncollectible accounts are written off when deemed uncollectible and accounts receivable are presented net of an allowance for doubtful accounts.  The allowance for doubtful accounts totaled $90,000 and $28,244 as of December 31, 2008 and 2007, respectively.

The Company sells primarily through a network of unaffiliated distributors/sales agents.  Three distributor/agents represented $12,135,141 or 37.2% of total sales for 2008 and one distributor/agent represented 27.4% of total sales for 2007.  No other distributor/agent exceeded 10% of total sales in 2008 and 2007.  In addition, outstanding accounts receivable from one of these distributor/agent represented $2,237,200 or 35.8% and one individual customer represented $652,445 or 10.5% of the total accounts receivable as of December 31, 2008.  These accounts were the only individual balances that exceeded 10% at December 31, 2008 and there were no individual balances exceeding 10% of total accounts receivable at December 31, 2007.

The Company currently purchases finished circuit boards and other proprietary component parts from suppliers located in the United States and on a limited basis from Asia.  Although the Company currently obtains certain of these components from single source suppliers, management has located or is in process of locating alternative suppliers to reduce the risk in most cases to supplier problems resulting in significant production delays.  The Company has not historically experienced any significant supply disruptions from any significant vender, and does not anticipate future supply disruptions.  The Company acquires most of its components on a purchase order basis and does not have long-term contracts with suppliers.

NOTE 3. INVENTORIES

Inventories consist of the following at December 31, 2008 and 2007:

	2008	2007
Raw material and component parts	$6,038,313	$2,919,979
Work-in-process	52,500	25,762
Finished goods	2,798,269	214,685
Reserve for excess and obsolete inventory	(529,121)	(196,328)
Total	$8,359,961	$2,964,098

Finished goods inventory includes units held by potential customers for test and evaluation purposes.  Test and evaluation units totaled $313,408 and $147,596 as of December 31, 2008 and 2007, respectively.

NOTE 4. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2008 and 2007:

	Estimated Useful Life	2008	2007
Office furniture, fixtures and equipment	3-10 years	$1,409,787	$590,333
Warehouse equipment	3-5 years	814,737	496,361
Tradeshow equipment	3-5 years	166,292	88,674
Leasehold improvements	2-5 years	55,575	—
Website development	3 years	11,178	—
Rental equipment	3 years	13,636	4,950
Total cost		2,471,205	1,180,318
Less: accumulated depreciation and amortization		(738,554)	(301,632)
Net furniture, fixtures and equipment		$1,732,651	$878,686

NOTE 5. INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2008 and 2007:

	Gross value	Accumulated amortization	Net carrying value
Amortized intangible assets:
Licenses	$256,000	$18,333	$237,667
Unamortized intangible assets:
Patents and trademarks pending	127,976	—	127,976
Total	$383,976	$18,333	$365,643

Patents and trademarks pending will be amortized beginning at the time they are issued by the appropriate authorities.  If issuance of the final patent or trademark is denied then the amount deferred will be immediately charged to expense.

Amortization expense for the years ended December 31, 2008 and 2007 was $18,333 and $-0-, respectively. Estimated amortization for intangible assets with definite lives for the next five years ending December 31 and thereafter is as follows:

Year ending December 31:
2009	$91,833
2010	124,667
2011	21,167
2012	—
2013 and thereafter	—
$237,667

NOTE 6. PLEDGED ASSETS AND BANK LINE OF CREDIT

The Company has a line of credit facility with a bank that provides for borrowings on a revolving basis of up to $1,500,000.  The line of credit is secured by eligible trade receivables, inventory and equipment and bears variable interest at the bank’s prime rate (4.00% and 7.25% at December 31, 2008 and 2007, respectively) minus 0.5%.  The line of credit matures in February 8, 2009.  As of December 31, 2008 and 2007, there were no amounts outstanding and there were no amounts borrowed during the years ended December 31, 2008 and 2007.

On February 13, 2009, we renewed the line of credit facility with the bank and increased the total available borrowings to $2,500,000.  The line of credit is secured by eligible trade receivables, inventory and equipment and bears variable interest at the bank’s prime rate minus 0.5% with a floor of 5.5%.  The agreement contains a covenant that requires the Company to maintain net worth of at least $15 million.  The line of credit matures in February 13, 2010.

NOTE 7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2008 and 2007:

	2008	2007
Accrued warranty expense	$271,307	$213,428
Accrued sales commissions	197,777	145,858
Payroll and related fringes	395,635	—
Other	188,905	148,409
Total	$1,053,624	$507,695

Accrued warranty expense was comprised of the following for the years ended December 31, 2008 and 2007:

	2008	2007
Beginning balance	$213,428	$—
Provision for warranty expense	575,554	359,892
Charges applied to warranty reserve	(517,675)	(146,464)
Total	$271,307	$213,428

NOTE 8.  INCOME TAXES

The components of income tax (provision) benefit are as follows:

	2008	2007
Current taxes:
Federal	$(2,180,000)	$(112,000)
State	(190,000)	—
Total current taxes	(2,370,000)	(112,000)
Deferred tax (provision) benefit	545,000	1,775,000
Income tax (provision) benefit	$(1,825,000)	$1,663,000

The Company received total proceeds of $2,914,538 and $378,448 during the years ended December 31, 2008 and 2007, respectively from the exercise of stock purchase options and warrants.  During 2008 and 2007, respectively, the Company realized an aggregate tax deduction approximating $6,992,000 and $154,135 relative to the exercise of such stock options and warrants.  Excess tax benefits totaled $2,345,000 and $12,000, which has been allocated directly to additional paid in capital during the years ended December 31, 2008 and 2007, respectively.

A reconciliation of the income tax provision (benefit) at the statutory rate of 34% for the years ended December 31, 2008 and 2007 to our effective tax rate is as follows:

	2008	2007
U.S. Statutory tax rate	34.0%	34.0%
State taxes, net of Federal benefit	4.0%	4.0%
Research and development tax credits	(3.2%)	(2.4%)
Incentive stock option compensation	1.7%	2.6%
Other, net	(1.3%)	(1.0%)
Change in valuation allowance	—	(95.3%)
Income tax provision (benefit)	35.2%	(58.1%)

Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2008 and 2007 are as follows:
	2008	2007
Deferred tax assets:
Stock-based compensation	$1,262,000	$952,000
Start-up costs	165,000	165,000
Inventory reserves	196,000	73,000
Uniform capitalization of inventory costs	31,000	18,000
Allowance for doubtful accounts receivable	33,000	10,000
Accrued expenses	178,000	105,000
Net operating loss carryforward	362,000	247,000
Research and development tax credit carryforward	413,000	281,000
Alternative minimum tax credit carryforward	90,000	100,000
State jobs credit carryforward	42,000	—
Other	—	5,000
Total deferred tax assets	2,772,000	1,956,000
Valuation allowance	(165,000)	(165,000)
Net deferred tax assets	2,607,000	1,791,000
Deferred tax liabilities:
Equipment depreciation	(287,000)	(16,000)
Net deferred tax assets (liability)	$2,320,000	$1,775,000
Net deferred tax asset (liability) reported as:
Current	$1,345,000	$795,000
Non-current	$975,000	$980,000

There was no change in the valuation allowance for deferred tax assets during 2008.  The valuation allowance as of December 31, 2007 was reduced to $165,000 from $2,890,000 as of December 31, 2006 because, in management’s opinion, the Company’s current and projected taxable income make it more likely than not that substantially all of deferred tax assets will be realized.  The net change in the total valuation allowance for the year ended December 31, 2007 was a net decrease of $2,725,000, which was recognized in the deferred tax provision (benefit).  The remaining valuation allowance of $165,000 as of December 31, 2008 and 2007 represents start-up costs that are not amortizable under current income tax rules and are only deductible upon dissolution of the Company.   Management believes it is unlikely that such start-up costs will be deductible in the foreseeable future and therefore has provided a 100% reserve on the related deferred tax asset.

At December 31, 2008, the Company had available approximately $980,000 of net operating loss carryforwards available to offset future taxable income generated by the Company.  Such tax net operating loss carryforwards expire between 2024 and 2028.  In addition, the Company has research and development tax credit carryforwards approximating $413,000 available as of December 31, 2008 which expire between 2023 and 2028.  Management will continue to evaluate the likelihood of realizing the benefits of the net deferred tax assets (including the net operating tax loss and research and development credit carryforwards), and will adjust the valuation allowance accordingly.

The Internal Revenue Code contains provisions under Section 382 which limit the Company's ability to utilize net operating loss carry-forwards in the event that the Company has experienced a more than 50% change in ownership over a 3-year period.  Current estimates prepared by the Company indicate that due to ownership changes which have occurred, all of our net operating loss and research and development tax credit carryforwards are currently subject to an annual limitation of approximately $1,151,000, but may be further limited by additional ownership changes which may occur in the future.  As stated above, the net operating loss and research and development credit carryforwards expire between 2023 and 2028, allowing the Company to utilize all of the limited net operating loss carry-forwards during the carryforward period.

The Company’s federal and state income tax returns are closed by relevant statute for all tax years prior to 2004.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Lease commitments.  The Company has several non-cancelable operating lease agreements for office space and warehouse space.  The agreements expire from June 2010 to October 2012.  The Company also has entered into month-to-month leases.  Rent expense for the year ended December 31, 2008 and 2007 was $375,321 and $183,306, respectively, related to these leases.  The future minimum amounts due under the leases are as follows:

Year ending December 31:
2009	$397,332
2010	265,561
2011	169,086
2012	126,815
2013	—
$958,794

License agreements.  The Company has several license agreements license agreements whereby we have been assigned the rights to certain licensed materials used in our products.  Certain of these agreements require the Company to pay ongoing royalties based on the number of products shipped containing the licensed material on a quarterly basis.  One license contains a provision that requires minimum royalty payments equivalent to $90,000 per year beginning on the date of the first production delivery which is expected to occur during the third quarter of 2009.  No other licenses contain provisions requiring minimum royalty payments.  Royalty expense related to these agreements aggregated $38,646 and $21,739 for the years ended December 31, 2008 and 2007, respectively. Following is a summary of our licenses as of December 31, 2008:

License Type	Effective Date	Expiration Date	Terms
Production software license agreement	April, 2005	April, 2009	Automatically renews for one year periods unless terminated by either party.
Production license agreement	October, 2008	October, 2011	Automatically renews for one year periods unless terminated by either party.
Software sublicense agreement	October, 2007	October, 2010	Automatically renews for one year periods unless terminated by either party.
Technology license agreement	July, 2007	July, 2010	Automatically renews for one year periods unless terminated by either party.
Limited license agreement	August, 2008	Perpetual	May be terminated by either party.
Limited license agreement	January, 2009	Perpetual	May be terminated by either party.

Litigation.  On April 9, 2008, Thomas DeHuff filed suit against the Company and Charles A. Ross in the Chancery Court of Lincoln County, Mississippi.  Charles A. Ross, Jr., (“Ross”) is the son of Charles A. Ross and was a former officer and director of the Company.  The complaint alleges that on or about April 8, 2005 the plaintiff entered into a verbal agreement with Ross, whom the plaintiff maintains was acting for and on behalf of the Company, under which he purportedly was to receive 150,000 shares of the Company’s common stock to resolve certain claims to compensation the plaintiff maintains was due from the Company.  The lawsuit also claims that the plaintiff advanced funds to Ross, believing that he was purchasing the Company’s common stock which was never issued.  Plaintiff is seeking unspecified damages and punitive damages and attorney fees in addition to requiring the Company to issue the common shares.  The Company has successfully removed the case from the Chancery Court of Lincoln County, Mississippi to the United States District Court located in Jackson Mississippi.  The Company has filed a motion to dismiss the case which is currently pending in the United States District Court.  The Company believes that the lawsuit is without merit and will vigorously defend itself.

401 (k) Plan.  In July 2008, the Company amended and restated its 401(k) retirement savings plan.  The amended plan requires the Company to provide a 100% matching contribution for employees who elect to contribute up to 3% of their compensation to the plan and a 50% matching contribution for employee’s elective deferrals between 4% and 5%.  The Company has made matching contributions totaling $65,208 for the year ended December 31, 2008.  Each participant is 100% vested at all times in employee and employer matching contributions.

Stock Repurchase Program.  During June 2008, the Board of Directors approved a program that authorizes the repurchase of up to $10 million of the Company’s common stock in the open market, or in privately negotiated transactions, through July 1, 2010.  The repurchases, if and when made, will be subject to market conditions, applicable rules of the Securities and Exchange Commission and other factors.  The repurchase program will be funded using a portion of cash and cash equivalents, along with cash flow from operations.  Purchases may be commenced, suspended or discontinued at any time.  The Company has repurchased 210,360 shares at a total cost of $1,624,353 (average cost of $7.72 per share) under this program as of December 31, 2008.

NOTE 10. STOCK-BASED COMPENSATION

The Company recorded pretax compensation expense related to the grant of stock options issued of $1,599,264 and $1,696,959 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, the Company had adopted four separate stock-based option plans: (i) the 2005 Stock Option and Restricted Stock Plan (the “2005 Plan”), (ii) the 2006 Stock Option and Restricted Stock Plan (the “2006 Plan”), (iii) the 2007 Stock Option and Restricted Stock Plan (the “2007 Plan”), and (iv) the 2008 Stock Option and Restricted Stock Plan (the “2008 Plan”). These Plans permit the grant of share options to its employees, non-employee directors and others for up to an aggregate total of 6,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards have been granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on the completion of continuous service and have 10-year contractual terms. These option awards provide for accelerated vesting if there is a change in control (as defined in the Plans).

On January 2, 2008, the Board of Directors approved the 2008 Plan, which reserved 1,000,000 shares to be granted under such Plan.  In addition, the Board of Directors approved the grant of options during January 2008 to purchase 900,000 shares to executive officers and directors at an exercise price of $6.80 per share subject to a graduated four-year vesting period.  During November 2008, the Board of Directors approved the grant of options to purchase an additional 58,000 options to nonexecutive employees under the 2008 Plan.  The 2008 Plan was approved by the shareholders at the 2008 Annual Meeting of Stockholders held in May 2008. The Company granted a total of 45,000 options outside of the 2008 Stock Option Plan during the year ended December 31, 2008.  In July 2008, the Company  registered all 6,500,000 shares of common stock that are issuable under its 2005 Plan, 2006 Plan, 2007 Plan and 2008 Plan.

In addition to the Stock Option and Restricted Stock Plans described above the Company has issued an aggregate of 430,000 stock options to non-employees for services rendered that are subject to the same general terms in the years before 2008.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. The assumptions used for the determining the grant-date fair value of options during each period and is reflected in the following table:

	Years ended December 31,

	2008	2007	2006	2005
Expected term of the options in years	2-6 years	3 years	3 years	3-10 years
Expected volatility of Company stock	50% - 55%	42.17% - 61.49%	49.58% - 66.11%	39.41%
Expected dividends	None	None	None	None
Risk-free interest rate	2.37%-3.06%	4.07% - 4.92%	4.57% - 4.66%	2.78% - 4.19%
Expected forfeiture rate	5.00%	0.0% - 5.00%	0%	0%

A summary of stock options outstanding follows:

	For the Year Ended December 31, 2008
Options	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	5,728,767	$1.63
Granted	1,003,000	6.67
Exercised	(1,250,567)	1.45
Surrendered/cancelled (cashless exercise)	(76,140)	1.17
Forfeited	(35,433)	1.70
Outstanding at end of period	5,369,627	$2.62
Exercisable at end of the period	4,348,674	$1.70
Weighted-average fair value for options granted during the period at fair value	1,003,000	$3.86

During the year ended December 31, 2008, the Board of Directors approved an amendment to the Company’s 2005 Plan, 2006 Plan, 2007 Plan and 2008 Plan that allows for cashless exercise of stock options.  This provision allows the option holder to surrender/cancel options with an intrinsic value equivalent to the aggregate purchase/exercise price of other options exercised.  During the year ended December 31, 2008, a total of 76,140 options with an intrinsic value of $450,547 were surrendered and cancelled as consideration for the cashless exercise price of 356,200 shares issued upon the exercise of stock options.

At December 31, 2008, the aggregate intrinsic value of options outstanding was approximately $6,387,000, the aggregate intrinsic value of options exercisable was approximately $6,387,000, and the aggregate intrinsic value of options exercised during the year was $8,679,033.  At December 31, 2007, the aggregate intrinsic value of options outstanding was approximately $32,493,047, the aggregate intrinsic value of options exercisable was approximately $27,249,256, and the aggregate intrinsic value of options exercised during the period was $325,790.

As of December 31, 2008, the unamortized portion of stock compensation expense on all existing stock options was $2,647,717 and will be recognized over the next thirty-six months.

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s option plans as of December 31, 2008:

	Outstanding options		Exercisable options
Exercise price range	Number	Weighted average remaining contractual life	Number	Weighted average remaining contractual life
$1.00 to $1.99	2,829,706	7.2 years	2,829,706	7.2 years
$2.00 to $2.99	1,269,921	2.8 years	1,269,921	2.8 years
$3.00 to $3.99	58,000	4.9 years	19,338	4.9 years
$4.00 to $4.99	267,000	8.8 years	201,375	8.8 years
$5.00 to $5.99	—	—	—	—
$6.00 to $6.99	905,000	9.0 years	5,000	9.0 years
$7.00 to $7.99	—	—	—	—
$8.00 to $8.99	30,000	7.7 years	10,000	4.3 years
$9.00 to $9.99	10,000	4.6 years	13,334	7.0 years
	5,369,627	6.5 years	4,348,674	6.0 years

As part of raising additional equity in 2005 and 2006, the Company agreed to provide further compensation to the placement agents in the form of warrants (the “Broker Warrants”) and also issued warrants to the investors in conjunction with their purchase of common stock in a private placement.

The following provides additional information related to the warrants issued:

For the Year Ended December 31, 2008
Warrants	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	583,250	$1.73
Granted	—	—
Exercised	(583,250)	1.73
Forfeited	—	—
Outstanding at end of the period	—	$—
Exercisable at end of the period	—	$—
Weighted average fair value of warrant grants during the period	—	$—

At December 31, 2008, all warrants have been exercised and none remain outstanding.   The aggregate intrinsic value of warrants exercised during the year ended December 31, 2008 was $2,899,413.  At December 31, 2007, the aggregate intrinsic value of the warrants outstanding was approximately $3,248,213.

NOTE 11. NET INCOME PER SHARE

The calculation of the weighted average number of shares outstanding and earnings per share outstanding and income per share for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Numerator for basic and diluted income per share – Net income	$3,353,630	$4,523,334
Denominator for basic income per share – weighted average shares outstanding	15,319,257	13,742,070
Dilutive effect of shares issuable under stock options and warrants outstanding	2,189,834	2,421,267
Denominator for diluted income per share – adjusted weighted average shares outstanding	17,509,091	16,163,337

Net income per share:
Basic	$0.22	$0.33
Diluted	$0.19	$0.28

Basic income per share is based upon the weighted average number of common shares outstanding during the year.  For the year ended December 31, 2008 and 2007, respectively, weighted-average outstanding stock options and warrants totaling 921,667 and 59,359 shares of common stock were antidilutive and, therefore, not included in the computation of diluted earnings per share for 2008 and 2007.

NOTE 12.  RELATED PARTY TRANSACTIONS

On September 1, 2004, the Company borrowed $500,000 from a Company controlled by one of the Company’s shareholders.  Such shareholder is not currently, nor has he ever been, an employee, officer or director of the Company.  The note carried interest at 7%, was due on May 15, 2007 and was convertible into 500,000 shares of common stock at the option of the holder.  The note was guaranteed by one of the Company’s previous officers and directors who also pledged Company stock he owned as collateral.  On May 15, 2007, the note holder exercised their option to convert the note into 500,000 shares of the Company’s common stock.  Interest expense related to this note totaled $-0- and $14,168 for the years ended December 31, 2008 and 2007, respectively.

On September 25, 2006, the Company granted options to purchase 10,000 shares of the Company’s common stock to a law firm for services rendered.  The options had a term of five years and are exercisable at $2.15 per share. One of the Company’s outside directors is also a partner in such law firm.  During 2007, the law firm was dissolved and the options were returned to the Company for cancellation.

The Company sells primarily through a network of unaffiliated distributors/sales agents.  An entity that serves as an independent sales agent is owned by the spouse of one of the Company’s executive officers.   The Company paid commissions on sales generated by this sales agent aggregating $52,561 and $251,982 for the years ended December 31, 2008 and 2007, respectively.  As of December 31, 2008 and 2007, respectively the Company had $-0- and $5,107 representing accrued and unpaid commissions due to this entity.  Subsequent to December 31, 2007, this entity was dissolved and no longer serves as an independent sales agent for the Company.

NOTE 13. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" ("FAS No. 160"). FAS No.160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  FAS No. 160 is effective for the Company in its fiscal year beginning January 1, 2010. The Company does not believe this statement will have a material impact on its financial position and results of operations upon adoption.

In December 2007, the FASB issued FAS No. 141 R "Business Combinations"("FAS No. 141R"). FAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  FAS No. 141R also provides guidance  for  recognizing  and  measuring  the  goodwill  acquired  in the business combination and determines what information to disclose to enable users of the  financial  statements  to evaluate  the nature and  financial effects of the  business  combination.  FAS No. 141R is effective for the Company’s fiscal year beginning January 1, 2010. The Company does not believe this statement will have a material impact on its financial position and results of operations upon adoption.

In March 2008, FASB issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This standard is intended to improve financial reporting by requiring more disclosure about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. SFAS No. 161 is effective for the Company’s first quarter of 2009. As this pronouncement is only disclosure related, it will not have an impact on the Company’s financial position and results of operations.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”.  FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”.  It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible asset recognized as of, and subsequent to the effective date.  The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP EITF 03-6-1). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, on a retrospective basis and will be adopted by the Company in the first quarter of 2009. The Company is currently evaluating the potential impact, if any; the adoption of FSP EITF 03-6-1 could have on its calculation of EPS.  The Company does not expect EITF 03-6-1 to impact the financial statements.

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